UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
September 2, 2021

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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By: /s/ Andi Setiawan

----------------------------------------------------

Andi Setiawan

VP Investor Relations

DISCLOSURE OF INFORMATION TO SHAREHOLDERS

No. Tel.35/LP 000/COP-E0000000/2021

Pursuant to the Regulation of Financial Service Authority (OJK) No. 42/POJK.04/2020 On Affiliated Transaction and Conflict of Interest Transacation

THE INFORMATION CONTAINED IN THIS DISCLOSURE OF INFORMATION IS OF UTMOST

IMPORTANCE AND THEREFORE, MUST BE READ AND CONSIDERED BY THE SHAREHOLDERS OF

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. (the “Company”)

If you encounter any difficulties in understanding any information contained in this Disclosure of Information, you are advised to consult with any broker, investment manager, legal advisor, public accountant or other professional advisors.

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Business Activities:

Operation of Telecommunication Networks and Services, Informatics Services, and Optimization of Resources Proprietary to the Company

Head Office: Graha Merah Putih Jl. Japati No,1, Bandung 40133, Indonesia Telephon: 022-4526417	Operational Office: Telkom Landmark Tower, 39th floor Jl. Jenderal Gatot Subroto Kav. 52 South Jakarta, DKI Jakarta 12710, Indonesia Telephon: 021- 5215109

Website: www.telkom.co.id

Email: investor@telkom.co.id

DIRECTORS AND BOARD OF COMMISSIONERS OF THE COMPANY SHALL BE FULLY RESPONSIBLE FOR THE ACCURACY OF THE WHOLE MATERIAL INFORMATION DISCLOSED IN THIS DISCLOSURE OF INFORMATION AND AFTER CAREFUL INQUIRY ON THE INFORMATION DISCLOSED REGARDING TO THE TRANSACTION, CONFIRMS THAT, TO THE BEST OF THE BOARD OF DIRECTORS AND THE BOARD OF COMMISSIONER’S BELIEF, THERE HAS BEEN NO MATERIALLY CRUCIAL FACT OR OTHER MATERIALS REGARDING THIS TRANSACTION WHICH HAVE NOT BEEN DISCLOSED HEREIN WHICH CAN CAUSE THIS DISCLOSURE OF INFORMATION TO BE INNACURATE OR MISLEADING.

DISCLOSURE OF INFORMATION OF AFFILIATED TRANSACTION

ACQUISITION OF 4,000 TOWERS OF PT TELEKOMUNIKASI SELULAR BY PT DAYAMITRA TELEKOMUNIKASI

DEFINITION
Mitratel	:	PT Dayamitra Telekomunikasi, a limited liability company that are found and compliant with the Law of Republic of Indonesia
Financial Service Authority (OJK)	:

Financial Service Authority, an independent body as mentioned in the Law no. 21 year 2011 concerning Financial Service Authority, which its duty and responsibility includes regulating and supervising financial service acitivity in the sector of banking, capital market, insurance, pension fund, financing, and other financial institution

The Company or Telkom	:	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk
POJK 42/2020	:	Regulation of Financial Service Authority (OJK) No. 42/POJK.04/2020 On Affiliated Transaction and Conflict of Interest Transacation
POJK 17/2020	:	Regulation of Financial Service Authority (OJK) No. 17/POJK.04/2020 On Material Transaction and Business Activities Changes
Affiliated Transaction and Conflict of Interest Procedure	:

Base Procedure for Affiliated Transaction and Conflict of Interest Transaction in Telkom Group through Official Electronic Note from Telkom Group’s President Directors to all Authorized Official No. C.Tel.02/HK 000/TEL-000000000/2021 dated  January 11, 2021

Telkomsel	:	PT Telekomunikasi Selular, a limited liability company that are found and compliant with the Law of Republic of Indonesia

I.	INTRODUCTION

Information mentioned in this disclosure is made in relation with Mitratel’s transaction to acquire 4,000 towers owned by Telkomsel, then Mitratel will lease the tower back to Telkomsel, and Mitratel will lease Telkomsel’s 1,170 Lands where the towers are located.

Related to the afformention matters above, pursuant to the applicable laws, especially regulation on the POJK 42/2020, with the completion of the transaction marked by the signing of Deed of Transfer and Acquisition Agreement No. 07 and Deed of Transfer in Relation to The Towers that are being Transferred by Telkomsel and Mitratel dated  August 31, 2021 in front of Notary Bonardo Nasution S.H., Directors of the Company hereby release this disclosure in order to give explanation, consideration and reason for the transaction to all the Company’s Shareholder as a part of fulfilling provision mentioned in the POJK 42/2020.

II.	DESCRIPTION OF TRANSACTION

A.	Schedule and Trancastion Date

The Transaction is based on the Deed of Transfer and Acquisition Agreement No. 07 and Deed of Transfer in Relation to The Towers that are being Transferred by Telkomsel and Mitratel dated August 31, 2021 in front of Notary Bonardo Nasution S.H.

B.	Object of Affiliated Transaction

Transfer of 4.000 telecommunication towers owned by Telkomsel that are spreading all across Indonesia to Mitratel then, lease this 4,000 towers back from Mitratel to Telkomsel, and Mitratel will lease Telkomsel’s 1,170 Lands where the towers are located.

C.	Transaction Value

The acquisition of 4,000 towers of PT Telekomunikasi Selular by PT Dayamitra Telekomunikasi in the amount of Rp6,188,000,000,000 (six trillion one hundred eighty eight billion Rupiah) including down payment of land lease and land lease of Telkomsel’s land for 10 years.

D.	Parties Involved in The Transaction

1.	PT Telekomunikasi Selular
	a.	Name	:	PT Telekomunikasi Selular
	b.	Adress	:	Telkom Landmark Tower Tower 1 1 – 23rd Floor, Jl. Jend. Gatot Subroto Kav. 52 Kel. Kuningan Barat Kec. Mampang Prapatan Kota Jakarta Selatan
	c.	Phone Number	:	+62215240811
	d.	E-Mail	:	corporate_counsel@telkomsel.co.id
	e.	Business Activity	:

Network provider and moving telecommunication services, also services related to web portal, web hosting, services for organizing trade transactions through electronic systems, advertising services related to Mobile Digital Advertising, data processing activities, consulting in the field of telecommunication, and financial service base on technology (financial technology/fintech).

	f.	Management	:	Directors a. Hendri Mulya Syam (President Director) b. Nugroho (Director of Network) c. Mohamad Ramzy (Director of Finance

and Risk Management)
d.
Wong Soon Nam (Director of Planning and Transformation)
e.
Adiwinahyu Basuki Sigit (Director of Sales)
f.
Alva Bharat (Director of IT)
g.
Goh Hui Min (Director of Marketing)
h.
R. Muharam Perbawamukti (Director of Human Capital Management)

Board of Commissioners

a.
Wishnutama Kusubandio (President Commissioner)
b.
Heri Supriadi (Commissioner)
c.
Yuen Kuan Moon (Commissioner)
d.
Yose Rizal (Commissioner)
e.
Yip Anna (Commissioner)
f.
Nanang Pamuji Mugasejati (Commissioner)

	g.	Ownership	:	PT Telkom Indonesia (Persero) Tbk (65%) and Singapore Telecom Mobile Pte.Ltd (35%)
	h	Relation with Telkom	:	Subsidiary

2.	PT Dayamitra Telekomunikasi
	a.	Name	:	PT Dayamitra Telekomunikasi
	b.	Adress	:	Telkom Landmark Tower, 25-27th floor, Jl. Jendral Gatot Subroto Kav. 52, Jakarta Selatan
	c.	Phone Number	:	+62 21 27933363
	d.	E-Mail	:	mitratel@mitratel.co.id
	e.	Business Activity	:	Telecommunication tower and its ecosystem, including digital support services for mobile infrastructure, also opmalization of Mitratel’s resources.
	f.	Management	:

Directors

a.
Theodorus Ardi Hartoko (President Director)
b.
Ian Sigit Kurniawan (Director of Finance and Risk Management)
c.
Noorhayati Candrasuci (Director of Business)
d.
Pratignyo Arif Budiman (Director of Operation)
e.
Hendra Purnama (Director of Investment)

Board of Commissioner

a.
Herlan Wijanarko (President Commissioner)
b.
Hadi Prakosa (Commissioner)
c.
Henry Yosodiningrat (Independent Commissioner)
d.
Mohammad Ridwan Rizqi Ramadhani Nasution (Independent Commissioner)

	g.	Ownership	:	PT Telkom Indonesia (Persero) Tbk (99.99%) and PT Metra Digital Investama (0.01%)

h	Relation with Telkom	:	Subsidiary

E. Nature of the Relationship Between the Parties Involved in The Transaction with Telkom

Mitratel is a directly controlled subsidiary of Telkom with 99.99% ownership and Telkomsel is also a directly controlled subsidiary of Telkom with 65.00% ownership.

Based on the POJK 42/2020, transaction between Telkomsel and Mitratel is not excluded from the obligation to release Disclosure of Information which means that it has to comply with the provision mentioned in the POJK 42/2020.

III.	SUMMARY OF APPRAISOR’S REPORT REGARDING THE APPRAISAL OF OBJECT OF THE TRANSACTION

Summary of Appraisal Report on Market Lease Value of Telkomsel’s Asset No. 00399/2.0018-00/PI/06/0148/1/VII/2021dated July 27, 2021 that are made by Nirboyo, Adiputro, Dewi Apriyanti & Rekan Public Appraisors Office

A.	Identity of Parties that are Involved in The Transaction

Parties that are involved in the Transaction Plan are (i) Mitratel as Asset Tower Buyer and (ii) Telkomsel as Asset Tower Seller.

B.	Appraisal Object

Assets to be appraised are 4,000 unit of towers that are located in the Balinusra, West Java, Jabodetabek, Central Java-DIY, East Java, Kalimantan, Puma (Papua-Maluku), Sulawesi, Sumbagsel, Sumbagteng, Sumbagut, owned by PT Telekomunikasi Selular (Tsel).

C.	Appraisal Objectives

This appraisal is done to disclose opinion for Market Value of Fixed Asset in the form of Telecommunication Towers that will be used for the purpose of acquisition of Telecommunication Towers.

D.	Assumption and Limiting Conditions

This Appraisal is depends on this several things, as follows:

1.	All the data that we get from the Assignor that are related to the Appraisal Object, we assumed the data are true.
2.	Assets and its equipment that are covered in the appraisal will be assessed to be united with the Asset, on site, and with working condition.
3.	Appraisor are responsible for the property appraisal.
4.	Appraisal report will be open for public unless there is confidential information, which may affect the Company’s operations.
5.	The object of the assessment is assumed to be free from legal problems and environmental pollution.

Limiting Conditions are, as follows:

1.	This appraisal is done in the middle of uncertain condition (high uncertainty level) caused by Covid-19 Pandemic situation so the user of this appraisal report is asked to be careful in determining the relevances between the result of appraisal and their needs (regarding use of the appraisal result), specially about the differences between the date of appraisal and the time the result of appraisal will be used for business and economic/ financial decision making.
2.	Produce a Property Appraisal Report with a non-disclaimer opinion.

3.	Information and data that are given by the assignor to the Appraisor as mentioned in this appraisal report assumed to be worthy and trustworthy. But appraiser won’t be responsible if the afformentioned information and data is proven to be different with the real thing. Information that are stated without mentioning its source it the result of our research to the available datas, inspection of document or information from the authorized government agency. Responsibility to crosscheck the correctness of that particular information rests intirely with the Assignor.
4.	All data and information that are disclosed in this report can be accounted for and has beet validated by the Appraisal Association (MAPPI).
5.	List of object and financial projection report that has been given to the Appraisor by the Assignor as mentioned in the Appraisal Report assumed to be worth and trustworthy (fiduciary duty), but Appraisor doesn’t have any responsibility if the information given is proven to be different with the real thing. Legal status of the appraisal object that are stated but without mentioning the source are the result of our research to the to the available datas, inspection of document or information from the authorized government agency. Responsibility to crosscheck the correctness of that particular information rests intirely with the Assignor.
6.	This Valuation Report is prepared based on economic considerations, general business conditions and financial conditions as well as the object conditions.
7.	Appraisal report and/or the attached references will be open for public unless there is confidential information, which may affect the Company’s operations.
8.	Analysis, opinion and value conclusion that are stated in this Appraisal Report will be limited by assumption and limiting condition that mentioned in the Appraisal Report, that are the result of analysis, opinion and conclusion of independent Appraisor. This Appraisal Report is already in line with the Regulations of Financial Service Authority (OJK) No. VIII.C.4 regarding Guidance on Appraising and Presentation of Property Appraisal Report in Capital Market, Ethical Code of Indonesia’s Appraisor (KEPI), and Indonesian Appraisal Standard 2018 (SPI 2018 VII Edition) also applicable Laws.
9.	We are not responsible for reaffirming or completing this appraisal as a result of events occurring after the date of the report.
10.	The appraisal that we conduct is based on the data given by the management. Given that the results of our assessment are highly dependent on the completeness, accuracy and presentation of the data and the underlying assumptions, changes to the data such as new information from the public, information that is the result of special investigations, or from other sources will change the results of our appraisal. Therefore, we convey that, changes to the data that are being used can affect the results of the assessment, and that the differences that occur can be material. Although the contents of this appraisal report have been carried out in good faith and in a professional manner, we are not responsible for the possibility of differences in conclusions caused by additional analysis, or any changes in the data that is used as the basis of the assessment.
11.	The assessed object is assumed to have a valid use and permit and there are no adverse local conditions and permits and there is no possibility of an adverse plan.
12.	Values that are stated in this report and any other Values in the Report that are part of the property that are being appraised shall only apply in accordance with the purposes and objectives of the Appraisal. The values used in this Appraisal Report may not be used for other Valuation purposes which may result in errors.
13.	Differences in conditions that may occur between the date of the appraisal and the time of use of the appraisal results can reduce the relevance of the value opinion to the needs of users of the appraisal results, due to differences in access to data and information as well as assumptions and assessment analysis. If the user of the appraisal results finds these conditions, it is advised to assign the appraiser to review the assignments that have been carried out and if possible and necessary, the appraiser can reassess by repeating the appraisal procedures that were previously carried out, in a more complete manner. Processes and procedures must be drawn in the stand-alone assignment and different from the previous appraisal assignment
14.	This report is considered valid if stamped (sealed) by KJPP Nirboyo Adiputro, Dewi Apriyanti & Rekan.

E.	Approach and Method of Appraisal

To obtain accurate and objective result, it is mandatory to use 2 (two) Appraisal’s Approach pursuant to the regulation No. VIII.C.4 number 10 letter C. In this Appraisal, 3 (three) Approaches are used, as follows:

1.	Market Data Approach

Market Data Approach is an Appraisal Approach that use transaction data or offer of comparable and similar property with the Appraisal’s Object which are based on a certain comparative and adjustment process. (Regulation No. VIII.C.4 number 1 point 17).

.

2.	Income Approach

Income Approach is an Appraisal Approach that are based on the income and the cost of that can be produce by the Object of the Appraisal in a certain period of time, which is then capitalized. (Regulation No. VIII.C.4 number 1 point 18)

3.	Cost Approach

Cost Approach is an Appraisal Approach to get an indication of Object of Appraisal’s value based on the Reproduction Cost New or Replacement Cost New on the cut off date after deducting the depreciation. (Regulation No. VIII.C.4 number 1 point 19)

F.	Conclusion of Value

Based on the approach and appraisal’s method mentioned above, and by taking into account all of the relevant data and analysis that has been done also several factor that affect the Asset’s market value, it is concluded that the amount of: Rp4,994,099,000,000 (four trillion nine hundred ninety four billion ninety nine million Rupiah) is the market value of assets in the form of 4,000 unit of Towers owned by PT Telekomunikasi Selular based on the Appraisal Object that have been stated and appraised on December 31, 2020. Market value of Assets in the form of 4,000 unit of Towers doesn’t include down payment for land lease as of December 31, 2020 in the amount of Rp386,402 Million and 10 years worth of land lease of Telkomsel’s land in the amount of Rp502,443 Million.

Summary of Appraisal Report on Market Lease Value of Telkomsel’s Asset No. 00399/2.0018-00/PI/06/0148/1/VII/2021 dated July 27, 2021 that are made by Nirboyo, Adiputro, Dewi Apriyanti & Rekan Public Appraisors Office

A.	Identity of Parties that are Involved in The Transaction

Parties that are involved in the Transaction Plan are (i) Mitratel as Land Leasee and (ii) Telkomsel as Land Leasor.

B.	Appraisal Object

Assets to be appraised are lease of land asset owned by Telkomsel in the amount of 1,170 land locations that are being used as a base of the tower located in several province in Indonesia.

C.	Appraisal Objectives

This appraisal is done to disclose opinion for Market Lease Value of asset owned by Telkomsel as the afformention appraisal object that will be leased to Mitratel.

D.	Assumption and Limiting Conditions

This Appraisal is depending on this several things, as follows:

1.	The object of the assessment is accompanied by a document on land ownership/control rights that are legal, transferable and free from any ties, demands or obstacles other than those stated in this report.

2.	All the data that we get from the Assignor that are related to the Appraisal Object, we assumed the data are true.
3.	The object of the assessment is assumed to be free from environmental pollution.
4.	Data and information that are received has been validated by MAPPI

Limiting Conditions are, as follows:

1.	This appraisal is done in the middle of uncertain condition (high uncertainty level) caused by Covid-19 Pandemic situation so the user of this appraisal report is asked to be careful in determining the relevances between the result of appraisal and their needs (regarding use of the appraisal result), specially about the differences between the date of appraisal and the time the result of appraisal will be used for business and economic/ financial decision making.
2.	Produce a Property Appraisal Report with a non-disclaimer opinion.
3.	Information and data that are given by the assignor to the Appraisor as mentioned in this appraisal report assumed to be worthy and trustworthy. But appraiser won’t be responsible if the afformentioned information and data is proven to be different with the real thing. Information that are stated without mentioning its source it the result of our research to the available datas, inspection of document or information from the authorized government agency. Responsibility to crosscheck the correctness of that particular information rests intirely with the Assignor.
4.	All data and information that are disclosed in this report can be accounted for and has beet validated by the Appraisal Association (MAPPI).
5.	List of object and financial projection report that has been given to the Appraisor by the Assignor as mentioned in the Appraisal Report assumed to be worth and trustworthy (fiduciary duty), but Appraisor doesn’t have any responsibility if the information given is proven to be different with the real thing. Legal status of the appraisal object that are stated but without mentioning the source are the result of our research to the to the available datas, inspection of document or information from the authorized government agency. Responsibility to crosscheck the correctness of that particular information rests intirely with the Assignor.
6.	This Valuation Report is prepared based on economic considerations, general business conditions and financial conditions as well as the object conditions.
7.	Appraisal report and/or the attached references will be open for public unless there is confidential information, which may affect the Company’s operations.
8.	Analysis, opinion and value conclusion that are stated in this Appraisal Report will be limited by assumption and limiting condition that mentioned in the Appraisal Report, that are the result of analysis, opinion and conclusion of independent Appraisor. This Appraisal Report is already in line with the Regulations of Financial Service Authority (OJK) No. VIII.C.4 regarding Guidance on Appraising and Presentation of Property Appraisal Report in Capital Market, Ethical Code of Indonesia’s Appraisor (KEPI), and Indonesian Appraisal Standard 2018 (SPI 2018 VII Edition) also applicable Laws.
9.	We are not responsible for reaffirming or completing this appraisal as a result of events occurring after the date of the report.
10.	The appraisal that we conduct is based on the data given by the management. Given that the results of our assessment are highly dependent on the completeness, accuracy and presentation of the data and the underlying assumptions, changes to the data such as new information from the public, information that is the result of special investigations, or from other sources will change the results of our appraisal. Therefore, we convey that, changes to the data that are being used can affect the results of the assessment, and that the differences that occur can be material. Although the contents of this appraisal report have been carried out in good faith and in a professional manner, we are not responsible for the possibility of differences in conclusions caused by additional analysis, or any changes in the data that is used as the basis of the assessment.

11.	The assessed object is assumed to have a valid use and permit and there are no adverse local conditions and permits and there is no possibility of an adverse plan.
12.	This report is considered valid if stamped (sealed) by KJPP Nirboyo Adiputro, Dewi Apriyanti & Rekan.

E.	Approach and Method of Appraisal

To obtain accurate and objective result, it is mandatory to use 2 (two) Appraisal’s Approach pursuant to the regulation No. VIII.C.4 number 10 letter C. In this Appraisal, 3 (three) Approaches are used, as follows:

Market Data Approach

Market Data Approach is an Appraisal Approach that use transaction data or offer of comparable and similar property with the Appraisal’s Object which are based on a certain comparative and adjustment process. Method that we use in this appraisal is Comarative Market Data Method.

Phases that are done to do this appraisal are:

1.	Categorize the Asset based on the city or regency, which consist of rural, suburban and urban.
2.	Looking for data comparison for leasing a land in a similar usage that are leased for tower usage.
3.	Calculate average indication of Lease Market value of land per square meter in accordance with the categorized location.

F.	Conclusion of Value

Based on the analysis through the valuation approach and method above and based on the assumptions and limiting conditions attached to this report, we conclude that the ten-year market rental value of the assets in the form of 1,170 parcels of land owned by Telkomsel is in accordance with the stated object of valuation, as of December 31, 2020 is Rp516,930,000,000 (five hundred sixteen billion nine hundred thirty million Rupiah).

IV.	SUMMARY OF APPRAISOR’S REPORT ON FAIRNESS OF THE TRANSACTION

Based on the Fairness Opinion Report of Affiliated Transaction Plan No. 00093/2.0095-00/BS/06/0273/1/VIII/2021 dated August 30, 2021 made by Ruky, Safrudin & Rekan Public Appraisors Office (“RSR”)

A.	Identity of Parties that are Involved in The Transaction

Parties that are involved in the Transaction Plan are Mitratel as Tower Buyer and Tower Leasor and Telkomsel as Tower Seller and Tower Leasee.

B.	Obect of Fairness Analysis

The Object of this fairness analysis is Mitratel’s plan to do an acquisition of 4,000 towers owned by Telkomsel, then Mitratel will lease the tower back to Telkomsel, and Mitratel will lease Telkomsel’s 1,170 Land where the towers are located. The plan is a single united transaction that cannot be separated.

C.	Objective of Fairness Opinion

Objective of this Fairness Opinion Report is to give opinion about the fairness of Mitratel’s plan to Acquire 4,000 towers owned by Telkomsel, then Mitratel will lease the tower back to Telkomsel, and Mitratel will lease Telkomsel’s 1,170 Land where the towers are located, as define in this report in order to comply with the Financial Service Authority’s Capital Market

Regulations, not for tax, banking also not for other form of transaction plan.

D.	Assumption and Limiting Condition

This Fairness Opinion Report has been prepared using the Financial Projections prepared by the Company's management which we have reviewed to gain confidence in the fairness of the financial projections. In our opinion, the financial projections that have been reviewed are reasonable, but we are not responsible for their achievements.

This Fairness Opinion is prepared based on the principle of information and data integrity. In creating this Fairness Opinion, we are based on data and information sources as provided by the management of the Company, which based on the nature of fairness are true, complete, reliable, and not misleading.

E.	Approach and Method of Fairness Opinion

In assessing the fairness of the Proposed Transaction, we use the following analytical methodology:

●	Analysis of the Proposed Transaction in the form of identification of the parties involved in the Proposed Transaction, analysis of the terms and conditions of the agreement on the Proposed Transaction, analysis of the benefits and risks of the Proposed Transaction;
●	Qualitative Analysis in the form of analysis of the reasons and background of the Proposed Transaction, brief history of the Company and its business activities, industry analysis, analysis of the Company's operations and business prospects, and losses of the Proposed Transaction;
●	Quantitative analysis in the form of historical performance analysis, financial projection analysis, pro forma analysis of financial statements, analysis of the fairness of the Transaction Plan Price, incremental analysis.

F.	Fairness Opinion of The Transaction

By considering the fairness analysis of the Proposed Transaction which includes qualitative analysis and quantitative analysis, from an economic and financial perspective, in RSR's opinion, the Proposed Transaction is fair.

V.	EXPLANATION, CONSIDERATION AND REASON THE TRANSACTION IS DONE COMPARE TO IF THERE IS A SIMILAR TRANSACTION TO BE DONE WITH NON-AFFILIATED PARTIES

Telkomsel as the seller is the only Indonesian cellular operator that still has more than 4,000 telecommunication towers prior to the transaction. Mitratel as the buyer is the largest telecommunications tower company with more than 24,000 telecommunication towers prior to the transaction. Transactions of this scale can only be carried out by Telkomsel and Mitratel.

VI.	DIRECTORS AND BOARD OF COMMISSIONERS STATEMENT

Directors of the Company’s stated that this Transacation has been through Affiliated Transaction and Conflict of Interest Transaction Procedure.

Directors and Board of Commissioners of the Company, both by itself and together stated that:

(1)	This Transaction doesn’t contain any conflict of interest ast mentioned in the POJK 42/2020 and is not a Material Transaction either as mentioned in the POJK 17/2020; and
(2)	All material information has been disclosed in this disclosure and these information is not misleading.

Jakarta, September 2, 2021

Directors

PT Telkom Indonesia (Persero) Tbk

Budi Setyawan Wijaya

Director of Strategic Portfolio